Devon Energy Corporation	405 552 4702 Phone
20 North Broadway Oklahoma City, OK 73102-8260	405 552 7692 Fax danny.heatly@dvn.com
October 21, 2010
Via EDGAR
H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549 - 7010

Re:	Devon Energy Corporation
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed August 18, 2010
File No. 1-32318
Dear Mr. Schwall:
On August 18, 2010, Devon Energy Corporation filed a Form 10-K/A that addressed certain staff comments concerning the independent petroleum engineers’ reports filed as exhibits to our original Form 10-K for the year ended December 31, 2009. Included as Exhibit 99.1 to our 10-K/A is a report from LaRoche Petroleum Consultants, Ltd.
Recently, Ms. Laura Nicholson informed me that Exhibit 99.1 does not contain properly conformed signatures of the two engineers who signed the LaRoche report. I have informed Ms. Nicholson that we have in our files the actual manually signed report from LaRoche, which is the same as the report filed via EDGAR as Exhibit 99.1. Unfortunately, when we asked LaRoche for a copy of their report to file via EDGAR, we did not notice that the signatures were not properly conformed. A copy of the manually signed LaRoche report from our files is attached to this letter.
We will undertake to ensure this oversight is not repeated in future filings.
Sincerely,

/s/ Danny J. Heatly
Danny J. Heatly
Senior Vice President — Accounting and Chief Accounting Officer